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EXHIBIT 99
WOODWARD GOVERNOR COMPANY
ADDITIONAL EXHIBIT - DESCRIPTION OF
ANNUAL REPORT GRAPHS


Below is a description of the graphs appearing under "Financial Highlights" on page 1 of our 2001 Annual Report.

NET SALES:
     This bar graph shows consolidated net sales in millions of dollars for the fiscal years ended 1997 through 2001. Plot points are $442, $490, $597, $597, and $679 with the first plot point for 1997.

NET EARNINGS:
     The bar graph for consolidated net earnings is in millions of dollars for fiscal years 1997 through 2001. Plot points are $18, $22, $31, $47, and $53 with the first plot point for 1997.

NET EARNINGS AND CASH DIVIDENDS PER SHARE:
     The bar graph for consolidated net earnings and cash dividends per diluted share is for fiscal years ended 1997 through 2001. Plot points for net earnings per diluted share are $1.57, $1.90 $2.73, $4.15, and $4.59 with the first plot point for 1997. Plot points for cash dividends per diluted share, beginning with 1997, are $.93 for all years.